Exhibit 99.3

MANDATE

THE BANK OF NOVA SCOTIA

BOARD OF DIRECTORS

The Board of Directors (the “Board”) of The Bank of Nova Scotia (the “Bank”) has the responsibilities and duties as outlined below:

Governance

1.	Responsible for the stewardship of the Bank.

2.	To supervise the management of the business and affairs of the Bank.

3.	To perform such duties and approve certain matters as may be required by:

•	the Bank Act and the regulations thereunder;

•	the Office of the Superintendent of Financial Institutions and its regulations; and

•	other applicable legislation and regulations including those of the Ontario Securities Commission, the other Canadian Securities Administrators and the Toronto and New York Stock Exchanges.

4.	To develop the Bank’s approach to corporate governance and its corporate governance principles and guidelines.

5.	On the recommendation of the Corporate Governance and Pension Committee, to appoint directors or recommend nominees for election to the Board at the Annual Meeting of shareholders.

6.	From its membership, to appoint a non-executive Chairman of the Board or Lead Director.

7.	To establish committees of the Board, delegate the appropriate responsibilities to those said committees, approve their charters, and appoint the Chairs for committees of the Board and as part of this process, review the structure and composition of the Board committees (generally) to ensure that they provide sufficient oversight.

8.	To establish expectations and responsibilities of directors, including attendance at, preparation for, and participation in Board and committee meetings.

9.	To conduct and act upon annual assessments and evaluations of the board, committees of the Board and individual directors.

10.	To approve the Bank’s policies and procedures for addressing conflicts of interest.

11.	To ensure that there is an ongoing, appropriate and effective process in place for ensuring adherence to the Bank’s Guidelines for Business Conduct.

Strategic Management

12.	To review and approve the Bank’s Profit and Capital Plans, and review performance against the approved plans.

13.	To oversee the Bank’s strategic direction, organizational structure and succession planning of executive management (including appointing, training and monitoring executive management).

14.	To adopt a strategic planning process and approve, on an annual basis, a strategic plan for the Bank, which takes into account, among other things, the opportunities and risks of the business.

15.	To oversee the implementation of the Bank’s strategic plans and monitor management’s execution against approved plans.

16.	To review and approve all material transactions.

17.	To review and approve the Bank’s Capital Management Policy, taking into account risks assumed and ensuring that appropriate capital management strategies are in place, and monitor performance against the approved plans.

18.	To review and approve specific requests for capital expenditures, beyond previously authorized limits.

Risk Management and Internal Controls

19.	To approve and oversee the implementation of the Bank’s overall risk strategy, including the Bank’s Risk Appetite Framework.

20.	To ensure processes are in place to identify the principal business risks and review and approve key policies and practices, particularly in the areas of credit, capital management, market, investment, liquidity, structural, fiduciary, internal control, environmental, reputational, corporate governance, compliance and operational risk and ensure the implementation of appropriate processes by management to manage those risks. Obtain assurances from management that such policies and practices are being adhered to.

21.	To perform such duties, approve certain matters and review reports as may be required under key Bank policies approved by the Board.

22.	To ensure that the Board receives from senior management the information and input required to enable the Board to effectively perform its duties.

23.	To oversee the integrity and effectiveness of the Bank’s internal controls and management information systems and receive reports on the effective design and operation of these systems and reasonable assurance that the Bank is operating within an appropriate control framework.

Oversight of Management

24.	To the extent feasible, satisfy itself as to the integrity of the President and Chief Executive Officer and other senior officers and that the President and Chief Executive Officer and other senior officers create a culture of integrity throughout the organization.

25.	To approve the appointment and compensation of executive management and monitoring executive management to ensure that they are qualified, competent and compensated in a manner that is consistent with appropriate prudential incentives.

26.	To provide oversight of and approve the Bank’s compensation programs and policies.

27.	To advise and counsel the President and Chief Executive Officer.

28.	To oversee the Bank’s control functions, having regard to their independence and effectiveness.

29.	To establish appropriate structures and procedures to enable the Board to function independently of management.

Public Disclosure and Communications

30.	To review the performance of the Bank on a consolidated basis and approve all annual and quarterly financial statements and the declaration of dividends.

31.	To adopt a communications policy for the Bank.

32.	To establish procedures and provide disclosure of a contact to receive feedback from stakeholders of the Bank and communications to the independent directors as a group.

This mandate was last revised and approved by the Board on December 2, 2011.